Exhibit 1
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FOR IMMEDIATE RELEASE                                              23 March 2007


                              WPP GROUP PLC ("WPP")

                WPP acquires stake in iconmobile GmbH in Germany


WPP announces that it has acquired a 40% stake in iconmobile GmbH, ("iconmobile") a leading mobile marketing network. iconmobile specialises in strategic planning, concept development and user interface/mobile design for both content providers and mobile operators. iconmobile's subsidiary and associated companies include: icon impact, which specialises in entertainment formats; and imt, a technology provider and innovation lab.

Founded in 2003, iconmobile is head-quartered in Berlin with other offices in Munich, Antibes, London, Los Angeles, Sydney and Tokyo. Clients include O2, Orange, Vodafone and France Telecom,

iconmobile's consolidated revenues for the year ended 31 December 2006 were Euro
6.6 million. The gross assets acquired at the date of acquisition were Euro 6 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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